UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31719/ July 20, 2015

In the Matter of   :
                                                                          :
Cash Trust Series, Inc.   :
Federated Adjustable Rate Securities Fund   :
Federated Core Trust   :
Federated Core Trust II, L.P.   :
Federated Core Trust III   :
Federated Enhanced Treasury Income Fund   :
Federated Equity Funds   :
Federated Equity Income Fund, Inc.   :
Federated Fixed Income Securities, Inc.   :
Federated Global Allocation Fund   :
Federated Government Income Securities, Inc.   :
Federated Government Income Trust   :
Federated High Income Bond Fund, Inc.   :
Federated High Yield Trust   :
Federated Income Securities Trust   :
Federated Index Trust   :
Federated Institutional Trust   :
Federated Insurance Series   :
Federated International Series, Inc.   :
Federated Investment Series Funds, Inc.   :
Federated MDT Series   :
Federated MDT Stock Trust   :
Federated Managed Pool Series   :
Federated Municipal Securities Fund, Inc.   :
Federated Municipal Securities Income Trust   :
Federated Premier Intermediate Municipal Income Fund   :
Federated Premier Municipal Income Fund   :
Federated Short-Intermediate Duration Municipal Trust   :
Federated Total Return Government Bond Fund   :
Federated Total Return Series, Inc.   :
Federated U.S. Government Securities Fund: 1-3 Years   :
Federated U.S. Government Securities Fund: 2-5 Years   :
Federated World Investment Series, Inc.   :
Intermediate Municipal Trust   :
Edward Jones Money Market Fund   :

Money Market Obligations Trust   :
Federated Advisory Services Company   :
Federated Equity Management Company of Pennsylvania   :
Federated Global Investment Management Corp.   :
Federated Investment Counseling   :
Federated Investment Management Company   :
Federated MDTA LLC   :
Passport Research, Ltd.   :
Federated Securities Corp.   :
                                                                          :
c/o Peter Germain   :
Federated Investors, Inc.   :
Federated Investors Tower   :
1001 Liberty Avenue   :
Pittsburgh, PA 15222-3779   :
                                                                          :
(File No. 812-1385-47)   :
_____ :

ORDER UNDER SECTIONS 6(c) AND 17(b) OF THE INVESTMENT COMPANY ACT OF 1940

Cash Trust Series, Inc., et al. filed an application on March 1, 2011 and amendments to the application on August 29, 2011, July 3, 2012, December 7, 2012, August 29, 2013, June 15, 2015 and June 22, 2015, requesting an order under sections 6(c) and 17(b) of the Investment Company Act of 1940 (the "Act") exempting applicants from section 17(a) of the Act. The order permits certain registered management investment companies to engage in certain primary and secondary market transactions in fixed-income securities on a principal basis with certain broker-dealers and banks that are affiliated persons of the registered management investment companies solely by virtue of non-controlling ownership interests in such investment companies.

On June 24, 2015, a notice of the filing of the application was issued (Investment Company Act Release No. 31697). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly,

IT IS ORDERED, under sections 6(c) and 17(b) of the Act, that the relief requested by Cash Trust Series Inc., et al. (File No. 812-13875-47) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

       Robert W. Errett
       Deputy Secretary